--------                             U.S. SECURITIES AND EXCHANGE COMMISSION                        --------------------------------
 FORM 4                                      Washington, D.C. 20549                                           OMB APPROVAL
--------                                                                                            --------------------------------
[_] Check this box if no           STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                     OMB Number:            3235-0287
    longer subject to                                                                               Expires:      September 30, 1998
    Section 16.  Form 4    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,  Estimated average burden
    or Form 5 obligations   Section 17(a) of the Public Utility Holding Company Act of 1935         hours per response.......... 0.5
    may continue.  See         or Section 30(f) of the Investment Company Act of 1940               --------------------------------
    Instruction 1(b).


(Print or Type Responses)
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1.  Name and Address of           2.  Issuer Name and Ticker or                     6.  Relationship of Reporting Person to Issuer
    Reporting Person*                  Trading Symbol                                             (Check all applicable)

Costello    Richard      A.       ICU Medical, Inc. (ICUI)                               [ ] Director        [ ]  10% Owner
----------------------------------------------------------------------------------
(Last)      (First)    (Middle)   3.  IRS or Social         4. Statement for              X  Officer (give        Other (specify
                                      Security Number of       Month/Year               ----         title   ----        below)
                                      Reporting Person         February 1999                         below)
951 Calle Amanecer                    (Voluntary)
--------------------------------                            ----------------------              Vice President Sales
        (Street)                                            5.  If Amendment,                  -------------------------------
                                                                Date of Original
San Clemente, CA 92673                                          (Month/Year)        7.  Individual or Joint/Group Filing (Check
                                                                                        Applicable Line)
                                                                                        X   Form filed by One Reporting Person
                                                                                      -----
                                                                                      _____ Form filed by More than One Reporting
                                                                                            Person
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(City)        (State)    (Zip)          Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1.  Title of Security             2. Trans-  3. Trans-      4. Securities Acquired (A)  5.  Amount of    6. Owner-    7.  Nature of
    (Instr. 3)                       action     action         or Disposed of (D)           Securities      ship          Indirect
                                     Date       Code           (Instr. 3, 4 and 5)          Beneficially    Form:         Beneficial
                                                (Instr. 8)                                  Owned at        Direct        Ownership
                                   (Month/   -------------------------------------------    End of Month    (D) or In-    (Instr. 4)
                                     Day/                              (A) or               (Instr. 3       direct (I)
                                    Year)    Code     V     Amount     (D)       Price      and 4)          (Instr. 4)
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Common Stock                       2/3/99     X             10.000      A        7.19
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Common Stock                       2/3/99     S             10.000      D       18.75
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Common Stock                      2/10/99     X              5.000      A        7.19
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Common Stock                      2/10/99     S              5.000      D       20.25
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Common Stock                      2/19/99     X              3.526      A        7.19
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Common Stock                      2/19/99     S              3.526      D       20.00
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Common Stock                      2/22/99     X              2.000      A        7.19
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Common Stock                      2/22/99     S              2.000      D       20.06
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Common Stock                      2/26/99     X              5.000      A        7.62
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Common Stock                      2/26/99     S              5.000      D       20.75         -0-

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                  (Over)
 * If the form is filed by more than one reporting person, see Instruction 4(b)(v).                                 SEC 1474 (7-96)

 FORM 4 (continued)                Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                           (e.g., puts, calls, warrants, options, convertible securities)
-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative       2. Cover-     3. Trans-   4. Trans-      5.  Number of      6. Date Exer-     7. Title and Amount of
    Security (Instr. 3)          sion or       action      action          Derivative        cisable and       Underlying Securities
                                 Exercise      Date        Code            Securities        Expiration        (Instr. 3 and 4)
                                 Price of      (Month/     (Instr. 8)      Acquired (A)      Date (Month/
                                 Deriv-        Day/                        or Disposed       Day/Year)
                                 ative         Year)                       of (D) (Instr.  ----------------------------------------
                                 Security                                  3, 4, and 5)    Date     Expira-               Amount or
                                                        --------------------------------   Exer-    tion       Title      Number of
                                                         Code    V       (A)    (D)        cisable  Date                  Shares
                                                                                             *
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Options to acquire              7.1875       2/3-22/99    X      V            20,526      01/30/99 10/10/07  Common Stock 20,526
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Common Stock                    9.5000                                                    01/02/97 06/16/04  Common Stock  1,000
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                               13.6250                                                    01/02/97 12/06/06  Common Stock  3,000
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                                7.6250                                                    01/30/99 07/01/08  Common Stock  1,000
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                                7.6250       2/26/99      X                    5,000      01/30/99 07/01/08  Common Stock  5,541
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                               10.3750                                                    01/30/99 09/28/08  Common Stock  1,000
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                               10,9375                                                    11/19/07 11/19/08  Common Stock 61,570
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                               12.2500                                                    01/02/08 01/02/09  Common Stock  1,000
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                               14.6825                                                    02/01/08 07/01/09  Common Stock  1,000
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                               21.4375       1/2/99       A      V       1,000             1/02/09 01/02/10  Common Stock  1,000
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                               16.3438      1/12/99       A      V      35,000            01/02/09 01/02/10  Common Stock 35,000


-----------------------------------------------------------------------------------------------------------------------------------
1.  Title of Derivative       8. Price            9. Number                10. Ownership            11. Nature of
    Security (Instr. 3)          of                  of                        Form of                 Indirect
                                 Deriv-              Deriv-                    Derivative               Beneficial
                                 ative               ative                     Security:                Ownership
                                 Security            Securities                Direct (D)               (Instr. 4)
                                 (Instr. 5)          Beneficially              or Indirect
                                                     Owned at                  (I)
                                                     End of Month              (Instr. 4)
                                                     (Instr. 4)
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                                   N/A                  0                         D
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                                   N/A              1,000                         D
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                                   N/A              3,000                         D
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                                   N/A              1,000                         D
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                                   N/A                541                         D
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                                   N/A              1,000                         D
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                                   N/A             61,570                         D
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                                   N/A              1,000                         D
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                                   N/A              1,000                         D
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                                   N/A              1,000                         D
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                                   N/A             35,000                         D

Explanation of Responses:

* For options not yet exercisable, they become exercisable on the dates indicated or earlier on achievement of certain performance objectives as specified in the option agreement.

** Intentional misstatements or      /s/ Richard Costello          3/9/1999
   omissions of facts constitute     ----------------------     --------------
   Federal Criminal Violations.          **Signature of             Date
   See 18 U.S.C. 1001 and                Reporting Person
   15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
                                                                 SEC 1474 (7-96)